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                                                                   EXHIBIT 23.3


                         Independent Auditors' Consent



The Board of Directors
PHI Acquisition Holdings, Inc.:


We consent to the inclusion of our report dated August 20, 1997 in the Prospectus Offer to exchange 10 1/2% Senior Notes due 2004, which have been registered under the Securities Act of 1933, as amended, for any and all of its outstanding 10 1/2% Senior Notes due 2004 of High Voltage Engineering Corporation on the Amendment No. 2 to Form S-4 relating to the consolidated balance sheets of PHI Acquisition Holdings, Inc. and subsidiaries as of June 27, 1997 and June 28, 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended June 27, 1997 to the reference to our firm under the heading "Experts."






                                               /s/ KPMG Peat Marwick LLP



Minneapolis Minnesota
November 7, 1997